June 20, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Minrad International, Inc.
Request for Withdrawal of Form SB-2/A

Ladies and Gentlemen:

 On behalf of Minrad International, Inc. (the “Company”) and pursuant to rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby make application to the Securities and Exchange Commission (the “Commission”) to withdraw our Form SB-2/A filed on June 16, 2006 due to the fact that it was inadvertently filed as a pre-effective amendment when it should have been filed as a post-effective amendment to the Company’s registration statement which became effective on October 3, 2005.

The Company’s registration statement on Form SB-2/A was transmitted to and accepted by the Commission on June 16, 2006 inadvertently using the wrong EDGAR form type, “SB-2/A” rather than “SB-2/A POSAM.”  No securities were sold in connection with this registration statement.

     The Company intends to re-file its registration statement on Form SB-2/A POSAM with the Commission under the correct EDGAR form type later today.

Respectfully,
/s/ William Bednarski
President and Chief Financial Officer